UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2019

LG Display Co., Ltd.

(Translation of registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

RESOLUTION ON ISSUANCE OF CONVERTIBLE BONDS

1. Type of bonds	Series number	3	Type	Direct, unsubordinated, unconditional and unsecured obligations of the Company in accordance with the Terms and Conditions of the Bonds

2. Aggregate face value translated to KRW	813,426,670,000

2-1. Overseas Issuance	Aggregate principal amount (USD)	687,800,000
Exchange rate (USD/KRW)	1,182.65
Offering markets	Europe, Asia, and other overseas markets
Listing	Singapore Exchange Securities Trading Limited

3. Use of proceeds	General corporate purposes, including working capital reserve in preparation for any unanticipated future working capital requirements arising from external uncertainties

4. Interest rate (%)	1.50%

5. Maturity date	August 22, 2024

6. Payment of interest	Interest is payable on the Bonds semi-annually in arrear in each year until redemption.

7. Redemption	1. Redemption at the maturity date:

Unless previously redeemed, converted or purchased and cancelled, the Company will redeem the Bond at its principal amount, together with accrued but unpaid interest, if any, on the maturity date.

2. Early redemption: Company has a call option, and the Bondholders have a put option, each in accordance with the Terms and Conditions of the Bonds.

8. Method of bond issuance	Private placement pursuant to Regulation S

9. Terms of conversion	Conversion rate (%)	100
Conversion price (KRW)	19,845
Number of shares underlying the Bonds	40,988,998
Ratio of shares underlying the Bonds to be issued / total shares already issued	10.28

Determination of conversion price	22.136% premium over the base price determined pursuant to applicable Korean law (Article 5-22 of the Regulation on Issuance, Public Disclosure, etc. of Securities) following bookbuilding upon approval from the board of directors, which represents a 26.0% conversion premium over the closing price of the Company’s common shares on the pricing date.

Class of shares to be convertible	Registered common shares

Conversion period	From August 23, 2020 to August 12, 2024, subject to customary closed transfer periods.

Terms on adjustments to conversion price

The conversion price will be subject to adjustment in the event of the following dilutive events in accordance with the Terms and Conditions of the Bonds:

•  consolidation, subdivision, reclassification, redenomination or capital reduction (adjusted on the date the alteration takes effect);

•  share dividends, free distribution or bonus issues (adjusted on the date of issue of such shares or if a record date is fixed therefor, immediately after such record date; provided that in the case of a share dividend, free distribution or bonus issue which must, under applicable Korean law, be submitted for approval to a general meeting of shareholders or be approved by a meeting of the board of directors of the Company before being legally paid or made, and which is so approved after the record date fixed for the determination of shareholders entitled to receive such distribution, such adjustment shall, immediately after such approval being given by such meeting, become effective retroactively to immediately after such record date);

•  capital distribution (adjusted on the date that such capital distribution is actually made; provided that in the case of a capital distribution which must, under applicable Korean law, be submitted for approval to a general meeting of shareholders or be approved by a meeting of the board of directors of the Company before being legally paid or made, and which is so approved after the record date fixed for the determination of shareholders entitled to receive such distribution, adjusted immediately after such approval being given by such meeting, become effective retroactively to immediately after such record date);

•  rights issues of shares or options over shares (adjusted on the date of issue of such shares or issue or grant of such options, warrants or other rights (as the case may be) or where a record date is set, the first date on which the shares are traded ex-rights, ex-options or ex-warrants as the case may be on the KRX KOSPI Market);

•  rights issues of other securities (adjusted on the date of issue of such securities or issue or grant of such rights, options or warrants (as the case may be) or where a record date is set, the first date on which the shares are traded ex-rights, ex-options or ex-warrants as the case may be on the KRX KOSPI Market);

•  issues at less than current market price (adjusted on the date of issue of such additional shares or, as the case may be, the grant of such options, warrants or other rights);

•  other issues at less than current market price (adjusted on the date of issues of such other securities);

•  modification of rights of conversion (adjusted on the date of modification of the rights of conversion, exchange or subscription attaching to such securities); and

•  other events (adjusted on the date of determination by the Company);

provided,

•  if the adjustment of the conversion premium is less than 1% of the conversion premium then in effect, the adjustment shall be carried forward and taken into account in any subsequent adjustment;

•  no adjustment shall be made to securities issued to employees, unless any such issuance would result in the total number of securities which may be issued exceeds 2% of the issued and outstanding shares on the closing date; and

•  the conversion price may not be reduced so that, on conversion of Bonds, shares would fall to be issued at a discount to their par value or would require shares to be issued in any other circumstances not permitted by applicable law.

9-1. Terms of Options

1. Call Option of the Company: Early redemption is available in case of the occurrence of any of the following in accordance with the Terms and Conditions of the Bonds:

•  After three years from the issue date, if Closing Price of the Shares for any 20 Trading Days out of the 30 consecutive Trading Days immediately prior to the date upon which notice of such redemption is given, was at least 130% of the then applicable Conversion Price in effect on such Trading Day.

•  If the outstanding bonds constitute less than 10% of the bonds of initial issuance.

•  If additional taxation incurs as a result of change in legislation.

2. Put Option of the Bondholders

•  On the date of the three years from the issue date.

•  If the shares subject to conversion is delisted, or its trade is suspended for 30 business days.

•  In case of the Change of Control of the Company.

10. Pricing date			July 30, 2019

11. Issue date			August 22, 2019

12. Joint Lead Managers			Merrill Lynch International Morgan Stanley & Co. International plc

13. Resolution of Board of Directors	Date		July 30, 2019
	Attendance of outside directors	Attended	3
		Absent	1
	Attendance of internal auditor		Attended

14. Whether registration of securities is required with the Financial Services Commission			Exempted from registration.

15. Other factors

A. The bonds are foreign currency-denominated bonds. Translated aggregate face value is based on the median currency exchange rate announced by Bloomberg at 12 p.m. (Korea time) on July 30, 2019, which was USD 1 = KRW 1,182.65.

B. The Bonds are issued in registered form only in denominations of US$200,000 each and integral multiples thereof.

C. Korean residents, as defined in the Foreign Exchange Transaction Law of Korea, are prohibited from acquiring the convertible bonds within a 1 year period from the date of issuance of the convertible bonds pursuant to applicable Korean law (Article 2-2, (2) 2, 5 of the Regulation on Issuance, Public Disclosure, etc. of Securities).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: July 31, 2019	By:	/s/ Sunghyun Kim
(Signature)
	Name:	Sunghyun Kim
	Title:	Head of Finance & Risk Management Division